Tallgrass Energy, LP

4200 W. 115th Street, Suite 350

Leawood, KS 66211

Phone: 913.928.6060

February 11, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Tallgrass Energy, LP

PREM14A filed January 21, 2020

File No. 1-37365

Schedule 13E-3 filed January 21, 2020

Filed by Tallgrass Energy GP, LLC, et al.

File No. 5-88849

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy, LP (“TGE”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 3, 2020, with respect to the above-captioned filings. We are concurrently submitting via EDGAR this letter, together with Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), which incorporate changes made in response to the Staff’s comments, as well as certain other updated information. For the Staff’s reference, we are providing the Staff with both a clean copy of the Amended Proxy Statement and a copy marked to show all changes from the version submitted on January 21, 2020.

For your convenience, we have repeated below in bold type the text of each comment exactly as set forth in the comment letter. TGE’s response to each comment is set forth immediately below the text of each comment. All page references in the responses set forth below refer to pages of the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings given to such terms in the Amended Proxy Statement.

Schedule 13E-3 – General

1.

Affiliates of TGE are parties to the Purchase Agreement signed January 30, 2019, as well as the March 2019 Lock-Up and Non-Compete Agreements, pursuant to which those affiliates are entitled to convert or exchange their Retained Interests into equity in TE, TGE or their successor entities after the Merger. They have also agreed to vote their shares in the Merger in accordance with the recommendation of the TGE GP Board. In addition, we note the disclosure on page 22 of the proxy statement that Blackstone wanted to ensure key members of management were incentivized to remain and grow the business of TGE after the acquisition. In light of their interest in the transaction not shared by other shareholders, tell us why the Lock-Up Parties are not included as filers on the Schedule 13E-3 or revise to include them, along with all of the disclosure required by the Schedule.

Response:

In preparing its Schedule 13E-3 filing and determining whether David G. Dehaemers, Jr., William R. Moler, Gary J. Brauchle, Doug Johnson, Christopher R. Jones and Eric V. Westphal (the “March Lock-Up Parties”) should be included as “filing persons” on the Schedule 13E-3 under the rules and related interpretations of the Commission, TGE carefully considered the involvement of the March Lock-Up Parties in the proposed going private transaction. TGE respectfully advises the Staff that the March Lock-Up Parties are not included as filing persons on the Amended Schedule 13E-3 because they are not affiliates who are “engaged” in the proposed going private transaction.

Pursuant to Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), affiliates of the issuer trigger a filing obligation under such rule if they “engage, directly or indirectly, in a Rule 13e-3 transaction.” A Schedule 13E-3 filing obligation may arise if members of management who are affiliates of the Company are “engaged in the transaction,” and are therefore essentially “on both sides” of the transaction. The Staff noted in Section 201.05 and 201.06 of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “Going Private C&DIs”) that “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving corporation within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise’).” Each such factor is discussed below with regard to the March Lock-Up Parties.

A.	No Ownership by March Lock-Up Parties in Surviving Entity

As the Staff notes, pursuant to agreements entered into between Prairie GP Acquiror LLC, a Delaware limited liability company and affiliate of Blackstone (“Blackstone GP Acquiror”), and each of the March Lock-Up Parties (the “Lock-Up and Non-Compete Agreements”) in connection with the March 2019 Blackstone Acquisition, each of the March Lock-Up Parties was given the right, to the extent a take-private transaction occurred or was entered into prior to March 11, 2020, to elect to either sell all of certain Class A and Class B shares held by them (the “Retained Interests”) to Blackstone GP Acquiror or to convert or exchange their Retained Interests into equity of the surviving entity in such transaction or a related entity. The Retained Interests represent, collectively, only 1.60% of TGE’s equity. Furthermore, Mr. Dehaemers, who holds the largest portion of the Retained Interests, holds Retained Interests representing 0.64% of TGE’s equity. The other March Lock-Up Parties hold Retained Interests representing an average of 0.22% of TGE’s outstanding equity.

As discussed on pages 72-73, 76 and 126 of the Amended Proxy Statement, all of the March Lock-Up Parties have elected to sell their Retained Interests to Blackstone GP Acquiror in connection with the consummation of the Merger. However, even if the March Lock-Up Parties had elected to convert or exchange their Retained Interests for equity of the surviving entity in the Merger, such Retained Interests would constitute, in the aggregate, less than 2.0% of the equity of the surviving entity.

Further, the Merger Agreement provides that any Equity Participation Shares or other equity awards of TGE held by the March Lock-Up Parties following the closing of the Merger will be settled in cash rather than Class A shares if vesting conditions thereon are satisfied, and as a result, following the Merger, such Equity Participation Shares will no longer represent any right of the March Lock-Up Parties to equity in TGE.

Accordingly, any Class A shares and Class B shares of TGE or its affiliates currently held by the March Lock-Up Parties will either be cashed out or sold in connection with the Merger, and any Equity Participation Shares or other equity awards of TGE currently held by the March Lock-Up Parties will be subject to cash settlement as a result of the Merger. As a result, no March Lock-Up Party will continue to hold equity in TGE, the surviving entity or any of their respective affiliates following closing of the Merger.

B.	No March Lock-Up Parties have a Contractual Right to Board Participation or Otherwise Control the Surviving Entity

None of the March Lock-Up Parties is a member of the board of directors or similar governing body of Blackstone or any of its affiliates other than Tallgrass Energy GP, LLC (“TGE GP”) and only one of the March Lock-Up Parties, Mr. Moler, is currently a member of the board of directors of TGE GP (the “TGE GP Board”). While Mr. Moler may continue to serve as a member of the TGE GP Board following the Merger, this position is not a result of the Merger or any agreement with Blackstone or its affiliates and represents a minority, non-controlling position on the TGE GP Board. Additionally, Mr. Moler does not have a right to continue to serve as a member of the TGE GP Board, by virtue of his position as Chief Executive Officer of TGE GP, by contract or otherwise.

Further, none of the March Lock-Up Parties has a right to nominate, elect or otherwise designate or appoint directors to the TGE GP Board or the board of directors or similar governing body of Blackstone or any of its affiliates. As noted on page 124 of the Amended Proxy Statement, the members of the TGE GP Board, including the independent directors, are currently designated and elected by Blackstone GP Acquiror subject only to certain contractual rights in the Equityholders Agreement and to limitations in the Merger Agreement restricting the removal of members of the Conflicts Committee from the TGE GP Board during the pendency of the transactions contemplated by the Merger Agreement. Also, as discussed on page 127 of the Amended Proxy Statement, the director designation rights with regard to the TGE GP Board held by Mr. Dehaemers pursuant to that certain Director Designation Agreement dated January 30, 2019 between Blackstone GP Acquiror and Mr. Dehaemers terminated in connection with his retirement as the Chief Executive Officer of TGE GP effective on November 24, 2019 and his retirement from the TGE GP Board and the boards of directors of its subsidiaries effective on December 31, 2019.

None of the March Lock-Up Parties is currently, or will following consummation of the Merger be, employed by Blackstone or its affiliates, other than TGE GP and its subsidiaries. Mr. Moler and Mr. Jones are the only March Lock-Up Parties who are expected to continue to hold senior management positions with TGE GP and its subsidiaries following the consummation of the Merger. Neither Mr. Dehaemers nor Mr. Westphal currently holds a management position or is otherwise employed by TGE GP or its subsidiaries, and Mr. Brauchle and Mr. Johnson have resigned from their offices as Executive Vice President and Chief Financial Officer and Segment President, Crude Oil Transportation, respectively, of TGE GP and its subsidiaries effective February 14, 2020. The Commission has noted in the past that it would not view a person as controlling an issuer based solely on executive officer or director positions (see SEC Release No. 34-16075, 44 FR 46738). In their capacities as senior management following the consummation of the Merger, Mr. Moler and Mr. Jones will be subject to the direction of the TGE GP Board and can be terminated, with or without cause, at any time by the TGE GP Board, which is controlled by Blackstone and its affiliates. Neither Mr. Moler nor Mr. Jones has a right or obligation to continue his employment as a member of management of TGE GP for any term or duration, pursuant to his employment agreement with TGE GP or otherwise.

Thus, the March Lock-Up Parties will not be in a position to exercise “control” over the surviving company through Mr. Moler’s position on the TGE GP Board, their respective senior management positions, as applicable, or otherwise.

C.	Other Factors

As the Staff notes, pursuant to the Lock-Up and Non-Compete Agreements, the March Lock-Up Parties agreed to vote their shares of TGE consistent with the recommendation of the TGE GP Board (rather than consistent with the recommendation of Blackstone and its affiliates) with regard to the Merger. However, as noted on page 126 of the Amended Proxy Statement, such voting obligation terminates on the one-year anniversary date of the Lock-Up and Non-Compete Agreements, which occurs on March 11, 2020. Accordingly, at the time of the shareholder meeting to vote on the Merger (which will be held after March 11, 2020), the March Lock-Up Parties will not be subject to any voting obligation with regard to the Merger or otherwise.

Further, as discussed on page 22 of the Amended Proxy Statement, Blackstone’s intention with respect to the Lock-Up and Non-Compete Agreements was to ensure that key management members (namely, the March Lock-Up Parties) were incentivized to further grow the business of TGE following the March 2019 Blackstone Acquisition. Accordingly, Blackstone and the March Lock-Up Parties entered into the Lock-Up and Non-Compete Agreements in part to incentivize the March Lock-Up Parties to remain employed with TGE GP and its subsidiaries and retain their respective equity interests in TGE following the March 2019 Blackstone Acquisition, and to increase alignment with public shareholders of TGE and incentivize the March Lock-Up Parties to increase the value of Class A shares for TGE shareholders. However, the one-year anniversary date of the Lock-Up and Non-Compete Agreements will occur on March 11, 2020, prior to the shareholder meeting, and Blackstone has not entered into similar agreements or arrangements with the March Lock-Up Parties in connection with the Merger. As discussed above, the March Lock-Up Parties will no longer have any equity in TGE, the surviving entity or any of their respective affiliates following closing of the Merger.

Finally, as described on page 24 of the Amended Proxy Statement, the TGE GP Board formed a special committee of directors consisting entirely of individuals that the TGE GP Board determined satisfied the requirements set forth in the Partnership Agreement for service on a conflicts committee to negotiate the Merger Agreement (the “Conflicts Committee”). The TGE GP Board empowered the Conflicts Committee with all the power of the TGE GP Board with respect to the Merger and as a result, neither Mr. Dehaemers nor Mr. Moler, in their respective capacities as directors of the TGE GP Board at such time, nor any of the March Lock-Up Parties who were serving in management roles at such time, participated in the consideration, negotiation or evaluation of the terms of the Merger Agreement or the Merger. None of the March Lock-Up Parties served on the Conflicts Committee, and no other person was authorized to consider, evaluate or negotiate the Merger Agreement or the Merger on behalf of TGE.

In summary, in light of the foregoing factors, TGE respectfully submits that the March Lock-Up parties are not “engaged in” the Merger transaction and were therefore properly not included as filing persons on the Schedule 13E-3.

2.

See our last comment above. We note that Jasmine Ventures Pte. Ltd. and Enagas have voting or dispositive authority over 44.36% of the Class A and Class B shares pursuant to their Equityholders Agreement with certain Blackstone affiliates. Supplementally provide your analysis, with a view to further disclosure, as to whether these entities are also engaged in this going private transaction by providing further details about their involvement with TGE before and after the Merger.

Response: TGE respectfully advises the Staff that Jasmine Ventures Pte. Ltd. (“Jasmine”) and Enagas (“Enagas,” and together with Jasmine, the “Non-Controlling Persons”) are not included as filing persons on the Amended Schedule 13E-3 because neither is an “affiliate” who is engaged in the proposed going private transaction. As discussed in more detail below, the Non-Controlling Persons are not “affiliates” as defined under Rule 13e-3 because they do not have the requisite “control” over TGE. Both prior to, and following the Merger, the Non-Controlling Persons have no ability to direct the management, affairs or day-to-day operations of TGE, and except for certain limited rights described below, neither of the Non-Controlling Persons have any prior relationships or arrangements with TGE. Finally, the Non-Controlling Persons’ beneficial ownership in TGE shares is limited solely to indirect economic interests held through investment vehicles controlled by affiliates of Blackstone.

As discussed in response to comment no. 1, Rule 13e-3 under the Exchange Act generally requires the filing of Schedule 13E-3 by “affiliates” of the issuer that “engage in” a going-private transaction. Rule 13e-3(a)(1) defines “affiliate” as follows:

An affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. For the purposes of this section only, a person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer and any extensions thereof.

Further, Exchange Act Rule 12b-2 defines “control” as follows:

The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

The determination of whether a person is an “affiliate” of an issuer – i.e., in a position of “control” – “depends on all the facts and circumstances”1 of the person’s relationship with the issuer and requires an assessment of the person’s actual ability to direct the management and policies of an issuer.

Factors that may be considered in the analysis of control – but are not necessarily determinative – include: (i) the person’s ownership percentage of the issuer2; (ii) whether the person is, or has a representative serving as, a director or executive officer of the issuer; (iii) whether the person has the contractual right to appoint a director to the issuer’s board; (iv) whether any directors or executive officers of the issuer will become directors or executive officers of the person3; (v) whether any director of the issuer received compensation from the person (other than through the sale of his or her shares)4; (vi) whether the person sought to (improperly) influence the issuer’s directors5; (vii) prior relationships between the person and the issuer’s directors6; and (viii) other arrangements between the person and the issuer (contractual or otherwise). Notably, however, negative covenants should not be deemed sufficient

[1]	Exchange Act Release No. 16075, Final Rules: Going Private Transactions by Public Companies or Their Affiliates (Aug. 2, 1979) (hereinafter the “Adopting Release”).
[2]	But see the Adopting Release, in which the SEC states that the determination of “affiliate” status “is not limited to control obtained through ownership of equity securities.”
[3]	E.g., Polar Int’l Brokerage Corp. v. Reeve, 108 F. Supp. 2d 225, 247 (S.D.N.Y. 2000) (citing Schwarzschild v. Tse, 90 Civ. 20052, 1992 WL 448796, at *7 (N.D. Cal. Dec. 9, 1992)).
[4]	Id.
[5]	Id.
[6]	Id.

to give rise to the level of control necessary to be an affiliate.7 In addition, we note that a director serving on the board of an issuer is not necessarily deemed to control the issuer.8

In connection with the proposed Merger, TGE and certain entities managed by affiliates of Blackstone (including Prairie Non-ECI Acquiror LP, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP Prairie Secondary Acquiror E LP, which are referred to herein as the “Direct Holders”) filed a Schedule 13E-3. However, neither of the Non-Controlling Persons was identified as a reporting person on the Schedule 13E-3 because neither of the Non-Controlling Persons are “affiliates” of TGE.

As an initial matter, none of the Non-Controlling Persons directly hold any shares of TGE, and none of the Non-Controlling Persons control a person who directly holds any shares of TGE. Although each of the Non-Controlling Persons filed Schedule 13D and Section 16 reports disclosing beneficial ownership in excess of 40% of TGE voting securities (and as a result are listed in the beneficial ownership table in the Proxy Statement), these reports were filed out of an abundance of caution and were drafted to clearly denote that their filing should not be deemed an admission that the Non-Controlling Persons are the beneficial owners of the reported TGE shares. In fact, all of the shares reported on those Schedule 13D and Section 16 reports are directly held by the Direct Holders, which are limited partnerships, the general partner of which is Holdings Manager, an entity in which no Non-Controlling Person has any interest. The only interests the Non-Controlling Persons have in the Direct Holders are limited partner interests, which in some cases are themselves indirect interests through several other tiers of limited partnerships that themselves are not controlled by the Non-Controlling Persons. As a result, subject to the very limited minority protection rights that the Non-Controlling Persons have by virtue of the Equityholders Agreement (which are described below and include a right of each Non-Controlling Person to approve a sale of its indirect economic interest in TGE if such sale does not achieve certain investment return thresholds for such Non-Controlling Person), the power to vote and dispose of the shares held by the Direct Holders is held exclusively by the Blackstone-controlled general partner of the Direct Holders. Although each of the Non-Controlling Persons filed Schedule 13D reports and complied with Section 16 based on the aggregate amount of TGE shares directly held by the Direct Holders (and consequently is included in the beneficial ownership table in the Proxy Statement), Holdings Manager, not the Non-Controlling Persons, holds the general partner interests in, and otherwise controls, these vehicles. The actual indirect economic interest that Jasmine has with respect to the TGE shares held by the Direct Holders amounts to approximately 7.7% of the outstanding Class A shares of TGE (calculated on a fully-diluted, as-converted basis). The actual indirect economic interest that Enagas has with respect to such TGE shares amounts to approximately 12.4% of the outstanding Class A shares of TGE (calculated on a fully-diluted, as-converted basis).

Although the Equityholders Agreement gives each of Enagas and Jasmine the right to appoint a director to the TGE GP Board and provides Enagas (but not Jasmine) with the right to appoint a non-voting observer to the TGE GP Board, it does not provide either of the Non-Controlling Persons with any other rights with respect to the appointment or selection of any of the directors or executive officers of TGE GP. Indeed Section 2.1(f) of the Equityholders Agreement makes clear that, subject to keeping the TGE GP Board below a certain total number of directors (either 13 or 11 depending on certain circumstances), and subject to the

[7]

Radol v. Thomas, 556 F. Supp. 586, 592 (S.D. Ohio 1983) (internal quotations omitted), aff’d, 772 F.2d 244 (6th Cir. 1985) (holding that, as a matter of law, the negative covenants in question did not create . . . a sufficient “ability, directly or indirectly, to direct or cause direction of the management and policies” of [the issuer] to rise to the level of control).

[8]

Paracor Fin., Inc. v. General Electric Capital Corp., 96 F.3d 1151, 1162 (9th Cir. 1996) (affirming summary judgment under section 20(a) of the 1934 Act in favor of a financier of a leveraged buyout who neither exercised control over issuer’s management and policies, nor directed its day-to-day affairs).

foregoing right of each of Enagas and Jasmine to appoint one director to the TGE GP Board, Blackstone GP Acquiror, the sole general partner of which is Holdings Manager, has the unfettered right to control the number, appointment, removal and replacement of the directors of the TGE GP Board in accordance with the terms of the third amended and restated TGE GP limited liability company agreement. As a result, control of TGE resides exclusively with Blackstone GP Acquiror, subject only to the limited rights granted to the Non-Controlling Shareholders in the Equityholders Agreement. Blackstone GP Acquiror can, through its control of the TGE GP Board, direct all decisions and determinations of the TGE GP Board and, accordingly, the director appointment rights are insufficient to entitle either of the Non-Controlling Persons to direct or cause the direction of the management or policies of TGE.

We note specifically with respect to Jasmine that, although the Equityholders Agreement confers on Jasmine the right to designate one member to the TGE GP Board, Jasmine has not exercised its right to designate a representative to the TGE GP Board at any time. In addition, such director designation right alone, particularly when weighed against the other factors identified herein, should not be sufficient to deem Jasmine an affiliate of TGE.

Although both Jasmine and Enagas have certain indirect approval rights (through the contractual arrangement with Blackstone GP Acquiror in the Equityholders Agreement) related to certain extraordinary actions taken by TGE or TGE GP,9 we do not believe such rights amount to the ability to direct or cause the direction of the management and policies of TGE and therefore control based on the current case law.10 In Radol, the court found that, although the issuer was required to refrain from extraordinary corporate activity pursuant to a negative covenant in a merger agreement, such negative covenant did not create in the other party to the merger agreement (who was engaging in the take-over) “a sufficient ‘ability, directly or indirectly, to direct or cause direction of the management and policies’ of [the issuer].”11 Similarly, the contractual consent rights afforded to the Non-Controlling Persons should not be deemed sufficient to give either of them the control over TGE necessary to deem them to be “affiliates” of TGE. In fact, the very reason that the Non-Controlling Persons have these consent rights is because they do not control TGE and therefore require protection to prevent the entity that controls TGE GP and therefore TGE (Blackstone GP Acquiror) from taking various extraordinary actions that could adversely affect their investment in TGE. In this regard, we would specifically note that none of the consent rights afforded to Jasmine or Enagas relate to (i) the appointment, compensation or termination of the

[9]

Section 2.3 of the Equityholders Agreement provides that the approval of Jasmine is required before TGE, its subsidiaries or TGE GP could: (i) engage in any material business outside the oil and gas midstream sector in North America; (ii) voluntarily approve, commence or take any action to effectuate any dissolution, liquidation, wind-up, bankruptcy or other similar proceeding; (iii) alter, repeal, amend or adopt any provision of any of their organizational documents in a manner that adversely affects Jasmine; (iv) change their tax classification in a manner that would be materially detrimental to Jasmine; (v) take certain actions which would result in certain adverse U.S. tax implications for the Jasmine or its direct or indirect owners; (vi) redeem or repurchase equity interests on a non-pro-rata basis, (vii) engage in certain transactions with affiliates of Blackstone (viii) cause the incurrence of debt for borrowed money in excess of a defined leverage ratio or if it would disproportionately and adversely affect in any material respect Jasmine as compared to certain Blackstone entities, (ix) effect any IPO, merger, consolidation or other reorganization, recapitalization or business combination or other transaction where the consideration offered to Jasmine differs from consideration offered to others; (x) cause any purchase / acquisition or sale / divesture or capital expenditures above certain dollar amounts that represent very high thresholds of materiality for TGE in a single transaction, subject to certain agreed upon exceptions, (xi) cause TGE GP to take actions inconsistent with its stated purpose of being the general partner of TGE, (xii) engage in transactions that would result in a transfer of the interests in TGE that are indirectly held by Jasmine to be sold except as permitted by the agreement (which generally requires certain return on investment thresholds to be met), (xiii) causing TGE (or any of the entities through which Jasmine is invested to acquire additional Class A shares (subject to certain exceptions). The foregoing rights are referred to as the “Jasmine Minority Protection Rights”). Enagas has similar (but somewhat smaller set of) approval rights to the Jasmine Minority Protection Rights in Section 2.4 of the Equityholders Agreement.

[10]	See Radol, 556 F. Supp. at 592.
[11]	Id.

management of TGE, (ii) the approval of TGE’s budget or policies or (iii) any of the day-to-day activities or operations of TGE. Further, Blackstone is the manager of the Direct Holders and can take all actions with respect to TGE not delineated in the consent rights provided in the Equityholders Agreement without the consent of or input from the Non-Controlling Persons. The Non-Controlling Persons’ limited consent and director nomination rights should not be sufficient to deem them to have even the ability to exercise control over TGE.

Further, the limited partner interests that the Non-Controlling Persons own in various Blackstone vehicles that directly or indirectly hold shares of TGE do not give the Non-Controlling Persons control over Blackstone, so the Non-Controlling Persons should not be deemed to indirectly control TGE because of any control of the Blackstone vehicles that directly hold shares (who, as noted above, are reporting persons on the Schedule 13E-3). As such, even when “looking through” the Blackstone entities effecting the Merger to the ultimate parent for purposes of identifying who should be an “affiliate” and Schedule 13E-3 reporting person, the Non-Controlling Persons are not part of the chain of control and thus should not be included as reporting persons on the Schedule 13E-3.

Finally, none of the Non-Controlling Persons has directly paid any compensation to, or tried to influence, any of the directors on the TGE GP Board, and the Non-Controlling Persons do not, separate from the rights described above, have any prior relationships or arrangements with TGE. In light of the foregoing, the facts and circumstances around the Non-Controlling Persons’ investment in and relationship with TGE are insufficient to support a finding that any of the Non-Controlling Persons is an “affiliate” of TGE. Accordingly, none of the Non-Controlling Persons should be required to be a reporting person on the Schedule 13E-3 filing made in connection with the Merger.

Schedule 14A

General

3.

Please revise to provide a Special Factors section at the forepart of the proxy statement that includes the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 for each filer on the Schedule. See Rule 13e-3(e)(1)(ii).

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised to clearly identify the Special Factors section at the forepart of the proxy statement. Please refer to the updated disclosure on page 21 of the Amended Proxy Statement.

4.

As a filing person on the Schedule 13E-3 and the issuer whose unaffiliated shareholders are being cashed out in the Merger, Tallgrass Energy LP has an obligation to satisfy the disclosure requirements of the Schedule, including with respect to the fairness determination. Revise generally to be clear (if accurate) that the Conflicts Committee recommendation and other disclosures are provided on behalf of the issuer, instead of just on behalf of TGE GP. (We note the statement in the second paragraph on page 37, but this should be clearly stated at the forepart of the disclosure document, where the role of the Conflicts Committee and its opinions are expressed).

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised to clarify that the Conflicts Committee’s recommendation and other disclosures are provided on behalf of TGE. Please refer to the updated disclosure on the cover letter, the notice of the Shareholder Meeting and pages 16, 87 and 93 of the Amended Proxy Statement.

The Merger – Background of the Merger, page 21

5.

We note the disclosure on page 24 of the proxy statement that during the summer of 2019, Blackstone consulted with financial advisors regarding a possible going private transaction. As part of that analysis, it engaged in discussions with GIC SI, Enagas and several additional parties including USS and NPS. Please summarize any oral or written reports prepared by Citi or any other advisor in connection with evaluating a transaction which are not already summarized in the proxy statement.

Response: We acknowledge the Staff’s comment and confirm that all oral and written reports prepared by Citi (or any other advisor) that are materially related to the Merger have been summarized in the Proxy Statement and filed as exhibits to the Schedule 13E-3. We also refer the Staff to the updated disclosure on pages 62 through 67 of the Amended Proxy Statement, which has been revised in response to the Staff’s Comment No. 19 to include additional detail regarding the Discussion Materials summarized in the Proxy Statement and filed as exhibits to the Schedule 13E-3.

Reasons for the Conflict Committee’s Recommendation, page 32

6.

See our comment above. Item 1014 of Regulation M-A requires TGE to express and support its view as to the fairness of the Merger to unaffiliated shareholders. In this section, the Conflicts Committee recommends the Merger, but does not appear to express (on behalf of TGE – see our comment above), a view as to the substantive and procedural fairness of the Merger, as required by Item 1014. Please revise.

Response: We respectfully direct the Staff to the disclosure on page 37 of the Amended Proxy Statement, which provides in pertinent part:

“The Conflicts Committee, on behalf of TGE and TGE GP, on the basis of the factors described in this “Reasons for the Conflicts Committee’s Recommendation” section, believes that the Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement was filed with the SEC) is both procedurally and substantively fair to the TGE Unaffiliated Shareholders.”

7.

Refer to Instruction 2 to Item 1014 of Regulation M-A. Revise to describe how TGE (or the party expressing a fairness determination on its behalf) considered each of the factors listed. If it did not consider some of the factors listed, explain why. For example, it does not appear that your discussion includes an analysis of the net book value, liquidation value, price paid in prior purchases by affiliates or going concern value of the shares. (Please also address this comment on behalf of all other filing persons on the Schedule 13E-3).

Response: With respect to the second and third sentences of this comment, we respectfully direct the Staff to the disclosure beginning at the bottom of page 36 of the Amended Proxy Statement. With respect to the fourth sentence, please refer to the updated disclosure on pages 36 and 37 of the Amended Proxy Statement. With respect to the Conflicts Committee’s consideration of the price paid in prior purchases by affiliates, please refer to the bullet point on page 33 of the Amended Proxy Statement noting that the Merger Consideration is $0.02 per share greater than the per share price paid by the Sponsors in the March 2019 Blackstone Acquisition.

The preliminary proxy statement has been revised in response to this comment with respect to the Blackstone Parties. Please refer to the updated disclosure on page 68 of the Amended Proxy Statement.

8.

Discuss how TGE or its designated representative acting on its behalf, considered and reached a conclusion about the procedural fairness of the Merger, including how it considered the procedural safeguards set forth in Item 1014(c), (d) and (e). (Please also address this comment on behalf of all other filing persons on the Schedule 13E-3).

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 34 of the Amended Proxy Statement, as well as the third bullet point on page 36 of the Amended Proxy Statement, regarding the Conflicts Committee’s consideration of the procedural safeguards set forth in Item 1014(c), (d) and (e). We also respectfully refer to the response to the Staff’s Comment No. 6 above.

We acknowledge the Staff’s comment with respect to the Blackstone Parties and refer the Staff to the second paragraph of the section entitled “Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger” on page 68 of the Amended Proxy Statement, including the additional disclosure added therein.

9.

Refer to the disclosure on page 35 of the proxy statement. Provide further details about the “negative sentiment expressed by certain holders of Class A shares concerning the Lock-Up and Non-Compete Agreements.” Describe when and by whom these sentiments were expressed and in what manner, and provide context as appropriate.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 35 of the Amended Proxy Statement.

10.	See our last comment above. Your expanded disclosure should explain the conflicts created by the Non-Compete and Lock-Up Agreements, rather than simply describing the terms of those Agreements.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 35 of the Amended Proxy Statement.

Certain Financial Projections, page 37

11.

For all projections disclosed, expand the discussion of the underlying assumptions and limitations on the figures presented. For example, at the bottom of page 38, you reference “numerous material assumptions,” but the bullet points there are very generic and don’t detail the specific assumptions made.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 39 of the Amended Proxy Statement.

Opinion of Evercore – Financial Advisor to the Conflicts Committee, page 41

12.

We note the disclosure in the second paragraph on page 41 that “Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party…” (Similar language appears in the Summary section at the beginning of the proxy statement). We further note the following language on page 4 of Evercore’s opinion included as Annex C: “The letter, and the opinion expressed herein, is provided for the information and benefit of the Conflicts Committee (in its capacity as such) in connection with the evaluation of the proposed Merger, and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any other person.” Please delete this language in the proxy statement and the attachment. Alternatively, revise to disclose the legal basis for Evercore’s and TGE’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of TGE under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Evercore or TGE under the federal securities laws.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 5 and 42 of the Amended Proxy Statement and the opinion and letter of Evercore attached as Annex C on page C-4.

13.

We note the following disclosure in the Evercore opinion: “This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except as set forth in our engagement letter with the Partnership and the Conflicts Committee, dated September 5, 2019, or as set forth in Section 4.6 of the Merger Agreement or otherwise with our prior written consent.” Please disclose that Evercore consents to the use of the opinion and the references to it in the proxy statement and Schedule 13E-3.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 5 and 42 of the Amended Proxy Statement.

14.

While a summary is necessarily a selective presentation of information, Item 1015 requires your description of the reports received by Evercore and Citi and summarized in the proxy statement to be complete. Please revise the language to the contrary throughout the proxy statement where you describe those summaries. See for example, the disclaimer in the second paragraph on page 43 and the language in the last paragraph on page 58.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 44, 59, and 62 through 67 of the Amended Proxy Statement.

Corporate Level – Peer Group Trading Analysis, page 44

15.

You state that Evercore chose the peer group because it deemed the selected peers to have “certain characteristics that are similar to TGE, including size and asset base.” Expand the discussion of how this peer group was selected to describe all of the material factors that resulted in Evercore choosing these peers. Provide similar expanded disclosure throughout the proxy statement, where Evercore or Citi compared this transaction or TGE to other companies or other transactions. As examples only, we direct your attention to the disclosure under “REX and Non-REX Natural Gas Transportation” on page 48 and the disclosure under “Crude Oil Transportation and Stanchion” on page 49.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 45 and 49 through 57 of the Amended Proxy Statement.

General, page 58

16.

The disclosure in the last paragraph, second to last sentence on page 58 states that Evercore “may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions.” Which factors and analyses Evercore weighted more heavily, versus those it did not consider or granted little weight, is an important part of its analysis that should be described for shareholders. Please revise to address.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 59 of the Amended Proxy Statement.

17.

Refer to the disclosure concerning Evercore’s compensation on page 59. Clarify whether the $500,000 Evercore received upon execution of the engagement letter is in addition to the $1,250,000 paid when its opinion was rendered and the $500,000 Evercore will receive upon consummation of the Merger.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 60 of the Amended Proxy Statement.

Citigroup Global Markets, Inc. Financial Advisor…, page 60

18.

It appears from the description of the Citi Discussion Materials on page 60 that Citi received and used in its analyses financial forecasts relating to TGE. Please disclose these financial forecasts or refer to where they are already disclosed (to the extent applicable).

Response: In connection with the March 2019 Blackstone Acquisition, Blackstone prepared internal forecasts with respect to TGE’s future financial and operating performance for Blackstone’s own internal investment monitoring and business planning purposes, as well as for use in connection with evaluating financing alternatives for the March 2019 Blackstone Acquisition. These internal financial forecasts were prepared and shared by Blackstone with Citi in January 2019 (referred to herein as the “January 2019 Blackstone projections”) in connection with Citi’s role as a debt financing source for the March 2019 Blackstone Acquisition. The January 2019 Blackstone projections were not prepared for purposes of the Discussion Materials, did not reflect any updated information since January 2019, and were subsequently superseded by updated information not available as of, and not reflected in, the January 2019 Blackstone projections. Information derived from the January 2019 Blackstone projections was included solely in the Additional July 3, 2019 Discussion Materials and, in those materials, appears only in the bottom shaded blue row labeled “Thunder” on page 3.

We understand that it is the Staff’s position that financial forecasts relied upon by a company and its financial advisors are generally material and should be disclosed, absent countervailing facts and circumstances. Here, we believe there are countervailing facts and circumstances and respectfully submit that the January 2019 Blackstone projections are not material or relevant to an investor’s understanding or consideration of the Transactions, and indeed could be misleading. First, the January 2019 Blackstone projections are not material and are potentially misleading because the forecast, even when referenced in the Additional July 3, 2019 Discussion Materials, already was based on significantly out-of-date assumptions which had not been updated since they were initially prepared in January 2019, notwithstanding changes in TGE’s business and the U.S. midstream energy sector generally. For comparison, the two sets of projections included in the Proxy Statement, which were used by the Conflicts Committee and its financial advisor, are based on significantly more recent assumptions: (i) the Management Case was originally prepared and made available to Blackstone in August 2019, with management reconfirming the assumptions in September 2019 before sharing the Management Case with the Conflicts Committee and its advisors; and (ii) the Historical Growth Capital Expenditure Case reflected updated assumptions with respect to growth capital expenditures as of December 2019. Second, no opinion or position by any person or entity with respect to the Transactions was based on the January 2019 Blackstone projections. The Additional July 3, 2019 Discussion Materials included limited information arithmetically derived from the January 2019 Blackstone projections in one row on one page of such materials, and did not include or derive any equity value reference range or any indicative purchase price from or as a result of the January 2019 Blackstone projections. The limited use of the January 2019 Blackstone projections in the Additional July 3, 2019 Discussion Materials reinforces that the January 2019 Blackstone projections are not material to an investor’s understanding of such materials. Also, as described in the section of the Proxy Statement entitled “Special Factors—Background of the Merger,” Blackstone received the Management Case on August 6, 2019, subsequent to the Additional July 3, 2019 Discussion Materials and prior to submitting Blackstone’s initial proposal on August 27, 2019, and thus had the benefit of more current and reliable information regarding TGE senior management’s views of TGE prior to submitting a proposal. Finally, we respectfully submit that disclosure of the January 2019 Blackstone projections would imply that such projections had been relied upon by Blackstone or the Conflicts Committee, which implication could be misleading to stockholders in evaluating the Transactions.

19.

Expand the disclosure in this section to describe each analysis performed by Citi and the results yielded. See Item 1015 of Regulation M-A. We note that the disclosure in the proxy statement should summarize in reasonable detail the materials included as Exhibits 99(C)(8), (9) and (10) of the Schedule 13e-3 and provided by Citi, as well as any other written or oral reports it prepared in connection with this going private transaction.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 62 through 67 of the Amended Proxy Statement.

20.

Refer to the last sentence, second paragraph in this section on page 60. There you state: “[t]he Discussion Materials were not based on certain procedures typically applicable to Citi’s materials or presentations in connection with delivering an opinion.” Expand to describe what typically-applicable procedures were omitted or modified here, and to explain more specifically why and how Citi’s procedures differed (other than the generic explanation that it was not being asked to provide an opinion).

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 61 of the Amended Proxy Statement.

Miscellaneous, page 62

21.

We note the disclosure in the first section of this section that “BIA has agreed to pay Citi for its services in connection with the Transaction an aggregate fee of up to $4 million contingent upon consummation of the Merger.” Revise to be more specific about the circumstances under which Citi will receive the full $4 million compensation, and what other amounts it could earn in connection with its work here. See Item 1009 of Regulation M-A and Item 14 of Schedule 13E-3.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 67 of the Amended Proxy Statement.

Position of the Blackstone Parties as to the Fairness of the Merger, page 61

22.

We note the following statement in paragraph two of this section on page 63: “The Blackstone Parties did not undertake an independent evaluation of the fairness of the Merger to the TGE Unaffiliated Shareholders or engage a financial adviser for such purpose.” Each filing person must independently analyze fairness to unaffiliated shareholders, or adopt the analysis of another filing person. Please revise this section accordingly.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 68 of the Amended Proxy Statement.

The Blackstone Parties’ Purpose and Reasons for the Merger, page 63

23.	Your disclosure of the reasons for the timing of the Merger is not clear, since the reasons cited do not relate specifically to timing. Please revise to clarify.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 69 of the Amended Proxy Statement.

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045, Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551 and Keith Fullenweider of Vinson & Elkins LLP at (713) 758-3838.

Very truly yours,

TALLGRASS ENERGY, LP

By:	Tallgrass Energy GP. LLC, its general partner

By:	/s/ William R. Moler
William R. Moler Chief Executive Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.

Keith Fullenweider, Vinson & Elkins LLP

Christopher R. Jones, Executive Vice President, General Counsel and Secretary